June 2024 Pricing Supplement No. 2,252 Registration Statement No. 333-275587 Dated June 3, 2024 Filed pursuant to Rule 424(b)(2)

Callable Zero-Coupon Notes due 2034

As further described below, we, Morgan Stanley, have the right to redeem the notes, in whole but not in part, on any redemption date at a redemption price per note equal to the accreted value as of such redemption date. The notes do not pay interest. However, the amount payable on the notes upon redemption or at maturity, as applicable, will reflect an accretion on the stated principal amount at the accrual yield specified below. The notes are for investors who are concerned about principal risk and seek a payment upon redemption or at maturity that reflects an accretion on the stated principal amount at the accrual yield in exchange for forgoing current income and the risk of an early redemption of the notes.

All payments are subject to the credit risk of Morgan Stanley. If Morgan Stanley defaults on its obligations, you could lose some or all of your investment. These securities are not secured obligations and you will not have any security interest in, or otherwise have any access to, any underlying reference asset or assets.

FINAL TERMS
Issuer:	Morgan Stanley
Aggregate principal amount:	$15,000,000
Issue price:	$1,000 per note
Stated principal amount:	$1,000 per note
Pricing date:	June 3, 2024
Original issue date:	June 5, 2024 (2 business days after the pricing date)
Maturity date:	June 5, 2034
Payment at maturity:	Unless redeemed earlier, the payment at maturity per note will be $1,700 per stated principal amount, which is the accreted value as of the maturity date
No interest:	The notes do not pay interest.
Accrual yield:	7.00% per annum (non-compounding) based on the stated principal amount (using a 360-day year composed of twelve 30-day months)
Optional early redemption:	We have the right to redeem the notes, at our discretion, in whole but not in part, on any redemption date at a redemption price per note equal to the accreted value as of such redemption date. See “Redemption schedule” below for the accreted value applicable to each redemption date. If we decide to redeem the notes, we will give you notice at least 5 business days before the redemption date specified in the notice. No further payments will be made on the redeemed notes once they have been redeemed. See “The Notes.”
Frequency of redemption dates:	Annual
Redemption dates:	The 5th calendar day of each June, beginning on the initial redemption date
Initial redemption date:	June 5, 2025
Redemption schedule:	Redemption date	Accreted value (per stated principal amount)
	June 5, 2025	$1,070
	June 5, 2026	$1,140
	June 5, 2027	$1,210
	June 5, 2028	$1,280
	June 5, 2029	$1,350
	June 5, 2030	$1,420
	June 5, 2031	$1,490
	June 5, 2032	$1,560
	June 5, 2033	$1,630

Accreted value	As of any date, the accreted value per stated principal amount is the stated principal amount plus an additional amount that accrues on such stated principal amount at the accrual yield from and including the original issue date to but excluding such date
If a payment date is not a business day:	If the scheduled maturity date or redemption date is not a business day, we may pay the accreted value due with respect to such date on the next succeeding business day, but such accreted value will not increase, nor will any interest accrue thereon, with respect to the period from and after the scheduled maturity date or redemption date, as applicable.
Specified currency:	U.S. dollars
No listing:	The notes will not be listed on any securities exchange.
Denominations:	$1,000 / $1,000
CUSIP:	61761J6J3
ISIN:	US61761J6J32
Book-entry or certificated note:	Book-entry
Business day:	New York
Agent:	Morgan Stanley & Co. LLC (“MS & Co.”), a wholly owned subsidiary of Morgan Stanley. See “Supplemental Information Concerning Plan of Distribution; Conflicts of Interest.”
Calculation agent:	Morgan Stanley Capital Services LLC
Trustee:	The Bank of New York Mellon
Estimated value on the pricing date:	$940.50 per note. See “The Notes” on page 2.
Commissions and issue price:	Price to public(1)	Agent’s commissions and fees(2)	Proceeds to issuer(3)
Per note	$1,000	$12.50	$987.50
Total	$15,000,000	$187,500	$14,812,500
(1)	The price to public for investors purchasing the notes in fee-based advisory accounts will be $987.50 per note.

(2)	Selected dealers, including Morgan Stanley Wealth Management (an affiliate of the agent), and their financial advisors will collectively receive from the agent, MS & Co., a fixed sales commission of $12.50 for each note they sell; provided that dealers selling to investors purchasing the notes in fee-based advisory accounts will not receive a sales commission with respect to such notes. See “Supplemental Information Concerning Plan of Distribution; Conflicts of Interest.” For additional information, see “Plan of Distribution (Conflicts of Interest)” in the accompanying prospectus supplement.

(3)	See “Use of Proceeds and Hedging” on page 5.

The notes involve risks not associated with an investment in ordinary debt securities. See “Risk Factors” beginning on page 3.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this pricing supplement or the accompanying prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

You should read this document together with the related prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below. When you read the accompanying prospectus supplement, please note that all references in such supplement to the prospectus dated November 16, 2023, or to any sections therein, should refer instead to the accompanying prospectus dated April 12, 2024 or to the corresponding sections of such prospectus, as applicable.

Prospectus Supplement dated November 16, 2023	Prospectus dated April 12, 2024

The notes are not deposits or savings accounts and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or instrumentality, nor are they obligations of, or guaranteed by, a bank.

Morgan Stanley
Callable Zero-Coupon Notes

The Notes

The notes are debt securities of Morgan Stanley. We have the right to redeem the notes, at our discretion, in whole but not in part, on any redemption date at a redemption price per note equal to the accreted value as of such redemption date. If we decide to redeem the notes, we will give you notice at least 5 business days before the redemption date specified in the notice. On or before the redemption date, we will deposit with the trustee money sufficient to pay the accreted value of the notes to be redeemed on that date. If such money is so deposited, on and after the redemption date, such notes will cease to be outstanding. We describe the basic features of these notes in the sections of the accompanying prospectus called “Description of Debt Securities” and prospectus supplement called “Description of Notes,” subject to and as modified by the provisions described below. For information regarding notices of redemption, see “Description of Debt Securities—Redemption and Repurchase of Debt Securities—Notice of Redemption” in the accompanying prospectus. All payments on the notes are subject to the credit risk of Morgan Stanley.

The stated principal amount and issue price of each note is $1,000. This price includes costs associated with issuing, selling, structuring and hedging the notes, which are borne by you, and, consequently, the estimated value of the notes on the pricing date is less than the issue price. We estimate that the value of each note on the pricing date is $940.50.

What goes into the estimated value on the pricing date?

In valuing the notes on the pricing date, we take into account that the notes comprise both a debt component and a performance-based component linked to interest rates. The estimated value of the notes is determined using our own pricing and valuation models, market inputs and assumptions relating to volatility and other factors including current and expected interest rates, as well as an interest rate related to our secondary market credit spread, which is the implied interest rate at which our conventional fixed rate debt trades in the secondary market.

What determines the economic terms of the notes?

In determining the economic terms of the notes, including the accrual yield, we use an internal funding rate, which is likely to be lower than our secondary market credit spreads and therefore advantageous to us. If the issuing, selling, structuring and hedging costs borne by you were lower or if the internal funding rate were higher, one or more of the economic terms of the securities would be more favorable to you.

What is the relationship between the estimated value on the pricing date and the secondary market price of the notes?

The price at which MS & Co. purchases the notes in the secondary market, absent changes in market conditions, including those related to interest rates, may vary from, and be lower than, the estimated value on the pricing date, because the secondary market price takes into account our secondary market credit spread as well as the bid-offer spread that MS & Co. would charge in a secondary market transaction of this type, the costs of unwinding the related hedging transactions and other factors.

MS & Co. may, but is not obligated to, make a market in the notes and, if it once chooses to make a market, may cease doing so at any time.

Morgan Stanley
Callable Zero-Coupon Notes

Risk Factors

The notes involve risks not associated with an investment in ordinary fixed rate notes. This section describes the material risks relating to the notes. For a complete list of risk factors, please see the accompanying prospectus supplement and prospectus. Investors should consult their financial and legal advisers as to the risks entailed by an investment in the notes and the suitability of the notes in light of their particular circumstances.

Risks Relating to an Investment in the Notes

▪	The notes do not pay interest. The terms of the notes differ from those of ordinary debt securities in that the notes do not pay interest. The notes are for investors who are concerned about principal risk and seek a payment upon redemption or at maturity that reflects an accretion on the stated principal amount at the accrual yield in exchange for forgoing current income and the risk of an early redemption of the notes.

▪	The notes have early redemption risk. The issuer retains the option to redeem the notes, in whole but not in part, on any redemption date on at least 5 business days’ prior notice. It is more likely that the issuer will redeem the notes prior to their stated maturity date to the extent that the return on the notes is greater than the interest that would be payable on other instruments of the issuer of a comparable maturity, of comparable terms and of a comparable credit rating trading in the market. If the notes are redeemed prior to their stated maturity date, you will receive the accreted value as of the applicable redemption date and you will receive no further payments on the redeemed notes and may have to re-invest the proceeds in a lower interest rate environment.

▪	Investors are subject to our credit risk, and any actual or anticipated changes to our credit ratings or credit spreads may adversely affect the market value of the notes. Investors are dependent on our ability to pay all amounts due on the notes on any redemption date and at maturity and therefore investors are subject to our credit risk and to changes in the market’s view of our creditworthiness. The notes are not guaranteed by any other entity. If we default on our obligations under the notes, your investment would be at risk and you could lose some or all of your investment. As a result, the market value of the notes prior to maturity will be affected by changes in the market’s view of our creditworthiness. Any actual or anticipated decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the notes.

▪	The price at which the notes may be sold prior to maturity will depend on a number of factors and may be substantially less than the then-applicable accreted value. Some of these factors include, but are not limited to: (i) actual or anticipated changes in interest and yield rates, (ii) any actual or anticipated changes in our credit ratings or credit spreads and (iii) time remaining to maturity. Generally, the longer the time remaining to maturity and the more tailored the exposure, the more the market price of the notes will be affected by the other factors described in the preceding sentence. This can lead to significant adverse changes in the market price of securities like the notes. Depending on the actual or anticipated level of interest and yield rates, the market value of the notes is expected to be less than the then-applicable accreted value and you may receive substantially less than the then-applicable accreted value if you are able to sell your notes prior to maturity.

▪	The rate we are willing to pay for securities of this type, maturity and issuance size is likely to be lower than the rate implied by our secondary market credit spreads and advantageous to us. Both the lower rate and the inclusion of costs associated with issuing, selling, structuring and hedging the notes in the original issue price reduce the economic terms of the notes, cause the estimated value of the notes to be less than the original issue price and will adversely affect secondary market prices. Assuming no change in market conditions or any other relevant factors, the prices, if any, at which dealers, including MS & Co., are willing to purchase the notes in secondary market transactions will likely be significantly lower than the then-applicable accreted value, because secondary market prices will exclude the issuing, selling, structuring and hedging-related costs that are included in the original issue price and borne by you and because the secondary market prices will reflect our secondary market credit spreads and the bid-offer spread that any dealer would charge in a secondary market transaction of this type, the costs of unwinding the related hedging transactions as well as other factors.

Morgan Stanley
Callable Zero-Coupon Notes

The inclusion of the costs of issuing, selling, structuring and hedging the notes in the original issue price and the lower rate we are willing to pay as issuer make the economic terms of the notes less favorable to you than they otherwise would be.

▪	The estimated value of the notes is determined by reference to our pricing and valuation models, which may differ from those of other dealers and is not a maximum or minimum secondary market price. These pricing and valuation models are proprietary and rely in part on subjective views of certain market inputs and certain assumptions about future events, which may prove to be incorrect. As a result, because there is no market-standard way to value these types of securities, our models may yield a higher estimated value of the notes than those generated by others, including other dealers in the market, if they attempted to value the notes. In addition, the estimated value on the pricing date does not represent a minimum or maximum price at which dealers, including MS & Co., would be willing to purchase your notes in the secondary market (if any exists) at any time. The value of your notes at any time after the date of this pricing supplement will vary based on many factors that cannot be predicted with accuracy, including our creditworthiness and changes in market conditions.

▪	The notes will not be listed on any securities exchange and secondary trading may be limited. The notes will not be listed on any securities exchange. Therefore, there may be little or no secondary market for the notes. MS & Co. may, but is not obligated to, make a market in the notes and, if it once chooses to make a market, may cease doing so at any time. When it does make a market, it will generally do so for transactions of routine secondary market size at prices based on its estimate of the current value of the notes, taking into account its bid/offer spread, our credit spreads, market volatility, the notional size of the proposed sale, the cost of unwinding any related hedging positions, the time remaining to maturity and the likelihood that it will be able to resell the notes. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Since other broker-dealers may not participate significantly in the secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which MS & Co. is willing to transact. If, at any time, MS & Co. were to cease making a market in the notes, it is likely that there would be no secondary market for the notes. Moreover, it is less likely that the issuer will redeem the notes prior to their stated maturity date to the extent that the return on the notes is less than the interest that would be payable on other instruments of the issuer of a comparable maturity trading in the market. Accordingly, you should be willing to hold your notes to maturity.

▪	Morgan Stanley & Co. LLC, which is a subsidiary of the issuer, has determined the estimated value on the pricing date. MS & Co. has determined the estimated value of the notes on the pricing date.

▪	The issuer, its subsidiaries or affiliates may publish research that could affect the market value of the notes. They also expect to hedge the issuer’s obligations under the notes. The issuer or one or more of its affiliates may, at present or in the future, publish research reports with respect to movements in interest rates generally. This research is modified from time to time without notice to you and may express opinions or provide recommendations that are inconsistent with purchasing or holding the notes. Any of these activities may affect the market value of the notes. In addition, the issuer’s subsidiaries expect to hedge the issuer’s obligations under the notes and they may realize a profit from that expected hedging activity even if investors do not receive a favorable investment return under the terms of the notes or in any secondary market transaction.

▪	The calculation agent, which is a subsidiary of the issuer, will make determinations with respect to the notes. Any of these determinations made by the calculation agent may adversely affect the payout to investors. Moreover, certain determinations made by the calculation agent may require it to exercise discretion and make subjective judgments. These potentially subjective determinations may adversely affect the payout to you on the notes.

Morgan Stanley
Callable Zero-Coupon Notes

Use of Proceeds and Hedging

The proceeds we receive from the sale of the notes will be used for general corporate purposes. We will receive, in aggregate, $1,000 per note issued, because, when we enter into hedging transactions in order to meet our obligations under the notes, our hedging counterparty will reimburse the cost of the agent’s commissions. The costs of the notes borne by you and described on page 2 above comprise the agent’s commissions and the cost of issuing, structuring and hedging the notes.

Supplemental Information Concerning Plan of Distribution; Conflicts of Interest

The agent may distribute the notes through Morgan Stanley Smith Barney LLC (“Morgan Stanley Wealth Management”), as selected dealer, or other dealers, which may include Morgan Stanley & Co. International plc (“MSIP”) and Bank Morgan Stanley AG. Morgan Stanley Wealth Management, MSIP and Bank Morgan Stanley AG are affiliates of Morgan Stanley. Selected dealers, including Morgan Stanley Wealth Management, and their financial advisors will collectively receive from the agent, Morgan Stanley & Co. LLC, a fixed sales commission of $12.50 for each note they sell; provided that dealers selling to investors purchasing the notes in fee-based advisory accounts will not receive a sales commission with respect to such notes.

MS & Co. is our wholly owned subsidiary and it and other subsidiaries of ours expect to make a profit by selling, structuring and, when applicable, hedging the notes.

MS & Co. will conduct this offering in compliance with the requirements of FINRA Rule 5121 of the Financial Industry Regulatory Authority, Inc., which is commonly referred to as FINRA, regarding a FINRA member firm’s distribution of the securities of an affiliate and related conflicts of interest. MS & Co. or any of our other affiliates may not make sales in this offering to any discretionary account.

Acceleration Amount in Case of an Event of Default

In case an event of default with respect to the notes shall have occurred and be continuing, the amount declared due and payable per note upon any acceleration of the notes shall be an amount in cash equal to the accreted value as of the date of acceleration.

Validity of the Notes

In the opinion of Davis Polk & Wardwell LLP, as special counsel to Morgan Stanley, when the notes offered by this pricing supplement have been executed and issued by Morgan Stanley, authenticated by the trustee pursuant to the Senior Debt Indenture and delivered against payment as contemplated herein, such notes will be valid and binding obligations of Morgan Stanley, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date hereof and is limited to the laws of the State of New York and the General Corporation Law of the State of Delaware. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the Senior Debt Indenture and its authentication of the notes and the validity, binding nature and enforceability of the Senior Debt Indenture with respect to the trustee, all as stated in the letter of such counsel dated February 26, 2024, which is Exhibit 5-a to Post-Effective Amendment No. 2 to the Registration Statement on Form S-3 filed by Morgan Stanley on February 26, 2024.

Where You Can Find More Information

Morgan Stanley has filed a registration statement (including a prospectus, as supplemented by a prospectus supplement) with the Securities and Exchange Commission, or SEC, for the offering to which this pricing supplement

Morgan Stanley
Callable Zero-Coupon Notes

relates. You should read the prospectus in that registration statement, the prospectus supplement and any other documents relating to this offering that Morgan Stanley has filed with the SEC for more complete information about Morgan Stanley and this offering. When you read the accompanying prospectus supplement, please note that all references in such supplement to the prospectus dated November 16, 2023, or to any sections therein, should refer instead to the accompanying prospectus dated April 12, 2024 or to the corresponding sections of such prospectus, as applicable. You may get these documents without cost by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, Morgan Stanley, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the prospectus supplement if you so request by calling toll-free 1-(800)-584-6837.

You may access these documents on the SEC web site at www.sec.gov as follows:

Prospectus Supplement dated November 16, 2023

Prospectus dated April 12, 2024

Terms used but not defined in this pricing supplement are defined in the prospectus supplement or in the prospectus. As used in this pricing supplement, the “Company,” “we,” “us” and “our” refer to Morgan Stanley.

Tax Considerations

In the opinion of our counsel, Davis Polk & Wardwell LLP, the notes will be treated as issued with original issue discount (“OID”) and without any qualified stated interest for U.S. federal income tax purposes, as described in the section of the accompanying prospectus supplement called “United States Federal Taxation—Tax Consequences to U.S. Holders—Discount Notes.”

The amount of OID on the notes will be equal to the excess of the “stated redemption price at maturity” (i.e., the accreted value corresponding to the stated maturity date set forth above under “Redemption schedule”) over the “issue price” (as defined in the accompanying prospectus supplement). You will be required to include OID in income for federal income tax purposes as it accrues, in accordance with a constant yield method based on a compounding of interest and assuming a yield to maturity that we have determined to be an annual rate of approximately 5.3773% compounded semi-annually, without regard to the timing of the receipt of cash payments attributable to this income. Under this method, you generally will be required to include in income increasingly greater amounts of OID in successive accrual periods.

The following table states the amount of OID that will be deemed to have accrued with respect to a note for each accrual period (assuming a day count convention of 30 days per month and 360 days per year):

ACCRUAL PERIOD	OID DEEMED TO ACCRUE DURING ACCRUAL PERIOD (PER NOTE)	TOTAL OID DEEMED TO HAVE ACCRUED FROM ORIGINAL ISSUE DATE (PER NOTE) AS OF END OF ACCRUAL PERIOD
Original Issue Date through December 4, 2024	$26.8865	$26.8865
December 5, 2024 through June 4, 2025	$27.6094	$54.4959
June 5, 2025 through December 4, 2025	$28.3517	$82.8476
December 5, 2025 through June 4, 2026	$29.1140	$111.9616
June 5, 2026 through December 4, 2026	$29.8968	$141.8584
December 5, 2026 through June 4, 2027	$30.7006	$172.5590
June 5, 2027 through December 4, 2027	$31.5260	$204.0850
December 5, 2027 through June 4, 2028	$32.3736	$236.4586
June 5, 2028 through December 4, 2028	$33.2440	$269.7026
December 5, 2028 through June 4, 2029	$34.1379	$303.8405
June 5, 2029 through December 4, 2029	$35.0557	$338.8962
December 5, 2029 through June 4, 2030	$35.9982	$374.8944
June 5, 2030 through December 4, 2030	$36.9661	$411.8605
December 5, 2030 through June 4, 2031	$37.9600	$449.8205

Morgan Stanley
Callable Zero-Coupon Notes

June 5, 2031 through December 4, 2031	$38.9806	$488.8011
December 5, 2031 through June 4, 2032	$40.0287	$528.8298
June 5, 2032 through December 4, 2032	$41.1049	$569.9347
December 5, 2032 through June 4, 2033	$42.2101	$612.1448
June 5, 2033 through December 4, 2033	$43.3449	$655.4897
December 5, 2033 through the Maturity Date	$44.5103	$700.0000

You should consult your tax adviser regarding the amount of taxable income that you should recognize in each taxable year.

Upon the sale, exchange or retirement of a note (including early redemption), you will recognize taxable gain or loss equal to the difference between the amount realized on the sale, exchange or retirement and your adjusted tax basis in the note. Your adjusted tax basis in a note generally will equal your original purchase price for the note, increased by the amounts of OID that you previously included in income with respect to the note. Your gain or loss recognized on the sale, exchange or retirement of a note will generally be long-term capital gain or loss if at the time of the sale, exchange or retirement you held the notes for more than one year, and short-term capital gain or loss otherwise. Any capital loss you recognize may be subject to limitations.

U.S. Holders should also read the section of the accompanying prospectus supplement entitled “United States Federal Taxation—Tax Consequences to U.S. Holders—Backup Withholding and Information Reporting.”

If you are a non-U.S. investor, please also read the section of the accompanying prospectus supplement called “United States Federal Taxation — Tax Consequences to Non-U.S. Holders.”

You should consult your tax adviser regarding all aspects of the U.S. federal income tax consequences of an investment in the notes, as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.